SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Press Release of July 4, 2011 — Coca-Cola Hellenic Bottling Company S.A announces effective date of senior leadership succession.

Press Release of July 5, 2011 — Conference call invitation for investors and analysts first half 2011 results on Thursday August 4th, 2011.

Press Release of August 4 , 2011 — Results for the six months ended July 1, 2011

Press Release of August 24, 2011 — Information pursuant to article 4 para 2F of Law 3401/2005 regarding the admission for listing of shares of the company pursuant to stock option plans for the company’s employees and for the employees of its affiliated companies.

Press Release of September 1, 2011 — Coca-Cola Hellenic Bottling Company S.A. announces trading date of new ordinary shares resulting from exercise of Stock Options.

Coca-Cola Hellenic Bottling Company S.A.

announces effective date of senior leadership succession

Athens, Greece — 4 July 2011 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Group) announced that its Board of Directors has appointed Dimitris Lois to the position of Group Chief Executive Officer effective July 4, 2011. Mr Lois is succeeding Doros Constantinou who earlier this year announced his retirement.

George David, Chairman of Coca-Cola Hellenic, commented: “On behalf of the entire Board I would like to thank Doros for his outstanding leadership and his exceptional contributions to making Coca-Cola Hellenic what it is today. At the same time I am delighted to welcome Dimitris as Chief Executive Officer. Dimitris’s leadership skills and track record makes him uniquely qualified to lead Coca-Cola Hellenic to continued success.”

Mr. Lois joined Coca-Cola Hellenic in March 2007, when he was appointed Region Director with responsibility for several of Coca-Cola Hellenic’s key markets including Bulgaria, Cyprus, Greece, Moldova, Nigeria and Romania. In July of 2009 Mr Lois was appointed Chief Operating Officer for all of Coca-Cola Hellenic’s countries with all of the Group’s Region Directors reporting directly to him. As COO he has overseen a number of significant achievements including growing market shares, driving working capital improvements, focusing our operations on significant cost optimizations and successfully deploying the Group’s SAP WAVE 2 platform.

Prior to joining Coca-Cola Hellenic, Mr. Lois held various senior management positions with Frigoglass S.A. for 10 years, becoming Managing Director in 2003. Under his leadership, Frigoglass became the world leader in providing Ice-Cold Merchandising solutions, primarily for the beverage industry, by extending its geographical footprint to 16 countries, expanding its customer base and consolidating its core strengths.

Mr. Lois is a Greek citizen and holds degrees in Chemical Engineering from the Illinois Institute of Technology and Northeastern University.

ENQUIRIES

Oya Gur	Tel: +30 210 618 3255
Investor Relations Director	email : oya.gur@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Manager	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.        Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Conference call invitation for investors and analysts

first half 2011 results on Thursday August 4th, 2011

Athens, Greece — 5 July 2011 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Company) announced today that it would release first half 2011 results on Thursday August 4th, 2011 at 8:30 am Athens Time, 6:30 am London Time, 1:30 am New York Time. The press release will be available as of that time on the company website: www.coca-colahellenic.com.

Coca-Cola Hellenic’s management will host a conference call with financial analysts, discussing the results on:

Date:	Thursday August 4th, 2011

Time:	4:00 pm Athens Time
2:00 pm London Time
9:00 am New York Time

Duration:	1 Hour

Participants should dial one of the following numbers and quote ‘Coca-Cola Hellenic’:

Greek participants please dial	00800 4413 1378
US participants please dial	+1 866 819 7111
UK participants please dial	0800 953 0329
Other Intl’ participants please dial	+44 1452 542 301

The conference call, which will include management’s remarks, followed by a question and answer session, will last approximately one hour.

Alternatively, participants can log on to www.coca-colahellenic.com/investorrelations/Webcasts/ for a live audio webcast of the conference call. Please dial-in approximately 10 minutes ahead of the scheduled start time to ensure your participation.

Replay after the conference call:

This service will be available until and including August 11th, 2011

Greece and other international callers please dial	+44 1452 55 00 00
US callers please dial	0800 953 1533
UK callers please dial	1866 247 4222

Access code: 1602505#

Replay through the Internet:

An audio archive of the same replay can also be accessed following the conference call through the Internet at
www.coca-colahellenic.com/investorrelations/Webcasts/. This service will be available until August 18th, 2011.

ENQUIRIES

Oya Gur	Tel: +30 210 618 3255
Investor Relations Director	email : oya.gur@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Manager	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.        Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

RESULTS FOR THE SIX MONTHS ENDED 1 JULY 2011

HALF YEAR HIGHLIGHTS

	Half year	Half year
(Numbers in € million except per share data)	2011	2010	% Change
Volume (m unit cases)	1,036	1,009	3%
Net Sales Revenue	3,396	3,300	3%
Cost of goods sold	2,096	1,955	7%
Comparable EBIT	249	322	-23%
Comparable Net Profit	146	202	-28%
Comparable EPS (€)	0.40	0.55	-27%

•                  Top line: Volume growth was led by a 6% increase in developing and a 3% increase in emerging markets. Net sales revenue growth included a 3% increase in emerging, an 8% increase in developing and a 1% increase in established markets.

•                  Categories: Sparkling beverages volume increased by 6% in the first six months of 2011, while energy drinks volume grew by 41%, water and juice volume declined by 3% and 8% respectively.

•                  Brands: All premium sparkling brands grew ahead of total volume growth, with Coca-Cola growing 8%, Coca-Cola Zero 9%, Fanta 4% and Sprite 7%.

•                  Share gains: In the first six months of 2011, we grew our market share in sparkling beverages across most of our key markets including Russia, Nigeria, Austria, Ireland, Ukraine, Romania, Italy, the Czech Republic and Poland.

•                  Restructuring: We continue to expect benefits from restructuring initiatives of approximately €38 million in 2011.

•                  Comparable operating profit: The adverse impact of commodity costs and continued economic challenges in certain key markets, resulted in a decline in comparable EBIT.

•                  Net debt: At the end of the first six months of 2011 our net debt was €1,916 million.

•                  Cash flow: We generated free cash flow of €117 million in the first six months of 2011.

•                  3yr guidance: We expect free cash flow of €1.6 billion in 2011-2013 and cumulative capital expenditure of €1.5 billion.

Dimitris Lois, Chief Executive Officer of Coca-Cola Hellenic, commented:

“In the second quarter, we delivered an improved top-line performance as we continue to win in the marketplace with our strong brand portfolio. Despite improved operating efficiencies, restructuring savings, and revenue growth management initiatives, high commodity prices combined with challenging economic conditions hindered our profitability.

Consumer confidence remains fragile in most of our markets while the importance of the modern trade channel continues to increase. Looking into the remainder of the year we will grow revenue ahead of volume, win with our customers across all channels and drive cost leadership initiatives. Commodities are still expected to increase by low double-digits for the year. We remain committed to recover a substantial portion of this increase.

We have a uniquely diverse geography and the world’s most loved brands coupled with low per capita consumption. Our unmatched execution capabilities and our strong market positions in our countries, which we strategically advance every day, leave us very well placed to leverage the opportunities ahead.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2011 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of the condensed consolidated interim financial statements included in this document, unless we are required by law to update these forward-looking statements, we will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in our expectations.

Reconciliation of Reported to Comparable Financial Indicators

Group Financial Results	Half year 2011			Half year 2010
(numbers in € million except per share data)	EBIT(1)	Net profit(2)	EPS	EBIT(1)	Net profit(2)	EPS
Reported	231.9	132.5	0.37	316.1	197.6	0.54
Restructuring costs	16.8	13.5	0.03	5.7	4.3	0.01
Comparable	248.7	146.0	0.40	321.8	201.9	0.55

Group Financial Results	Second quarter 2011			Second quarter 2010
(numbers in € million except per share data)	EBIT(1)	Net profit(2)	EPS	EBIT(1)	Net profit(2)	EPS
Reported	214.3	141.4	0.39	263.7	171.9	0.47
Restructuring costs	6.7	5.6	0.01	1.1	0.8	—
Comparable	221.0	147.0	0.40	264.8	172.7	0.47

(1)       EBIT or Operating profit refers to profit before tax excluding finance income / costs and share of results of equity method investments.

(2)          Profit after tax attributable to owners of the parent.

Financial indicators presented on a comparable basis exclude the recognition of restructuring costs incurred in both periods under review.

Group Operational Review

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘we’ or the ‘Group’) achieved a unit case volume increase of 4% in the second quarter of 2011, reflecting the impact from the timing of Easter in 2011 and the cycling of flooding in Central Europe which primarily affected the developing segment. Our comparable earnings per share was €0.40 in the second quarter of 2011, a 7 cent decline compared to the second quarter of 2010.

In the first six months of 2011, we gained market share in core sparkling beverages in most of our key markets including the Czech Republic, Romania, Austria, Ireland, Russia, Poland, Nigeria and Ukraine, with Czech Republic increasing high single-digit and Romania mid single-digit percentage points. In the non-alcoholic ready to drink beverages category, we either gained or maintained market share in all key markets including Italy, Ireland, Switzerland, Austria, Hungary and Nigeria in the first six months of 2011.

Sparkling beverages volume increased by 8% in the second quarter and 6% in the first six months of 2011. Sales of Trademark Coca-Cola products increased across all business segments in the second quarter of 2011. Brand Coca-Cola, in developing and emerging markets, and Coca-Cola Zero, in established and developing markets, grew by double-digits in the second quarter. Sales of Fanta and Sprite increased in the high single-digits in the second quarter of 2011, led by sales of such products in our developing and emerging markets. The energy drinks category sales grew in the strong double-digits in the second quarter of 2011 across all of our reporting segments. However, a shift to value brands in the juice category, due in part to low consumer confidence and increased juice prices, resulted in juice category sales decreasing in the high single-digits in the second quarter of 2011. Although volume in the water category decreased in the low single-digits in the second quarter of 2011, the package mix was positive.

The shift of consumers from traditional to modern retail continues to negatively impact both package and channel mix. Although sales of single-serve and multi-serve packages grew at the same rate in the second quarter of 2011, on a year to date basis package mix is positive due to volume growth of single-serve packages in our emerging markets segment.

Net sales revenue for the second quarter of 2011 increased 3%, marginally below volume growth, due to volume growth being led by markets with lower net sales revenue per case. On a currency neutral basis net sales revenue increased by 5% in the second quarter of 2011 as we achieved slightly higher pricing in the latter part of the second quarter in certain markets. Overall results were held back due to an unfavourable foreign currency impact and more promotional activity around Easter holiday. Additionally, in certain key markets where trading conditions were highly challenging due to reduced disposable income and negative consumer sentiment, volume was supported by increased discounts and promotions to ensure that our products remained relevant to our consumers. The impact of increased commodity prices primarily driven by PET resin, sugar and juice concentrate was the main driver of reduced profitability. Comparable operating profit decreased by 17% in the second quarter and comparable operating profit margin declined by 261 basis points to 11.2%.

Our SAP Wave 2 implementation program is progressing as planned and eight more countries, namely Belarus, Bosnia, Croatia, Montenegro, Northern Ireland, Republic of Ireland, Switzerland and Ukraine will go live as of 1 January 2012. We will then have 20 of our countries on our SAP Wave 2 platform which will represent approximately 70% of our total volume. Our restructuring initiatives remain on track and we continue to focus on delivering improved efficiencies.

In May 2011, we replaced our existing €500 million syndicated multi-currency revolving credit facility, which was set to expire in December 2012. The new facility is for a term of five years and includes lower financing costs than the facility that it replaced. A €0.50 per share capital return was paid to our shareholders on 21 June 2011. Subsequently we also repaid the outstanding balance of our €301 million notes on 15 July 2011 which we already had refinanced earlier in the year. None of our currently outstanding notes are due to mature until September 2013. The above financing activities contributed to the increased finance costs in the first six months of the year which we expect this to normalize in the second half of 2011.

Working capital improved in the second quarter of 2011 versus the second quarter of 2010 primarily as a result of ongoing initiatives behind working capital development. We generated €185 million of free cash flow in the second quarter of 2011, with free cash flow for the first six months of 2011 amounting to €117 million. Due to the high seasonality of our business, a significant portion of our yearly cash is generated in the key summer selling period.

Our 2010 Sustainability Report has achieved the highest grade level of the Global Reporting Initiative. Our A+ report ranks first among European beverage companies and first in the global Coca-Cola System. Additionally, we are an enthusiastic participant in EUSEW, an annual Europe wide event themed as ‘Smart energy for a sustainable future’. During the second quarter of 2011, we held 32 events with such theme across eight European countries. Participants took part in activities ranging from guided tours of the Combined Heat and Power (CHP) plants to planting 15,000 trees.

Operational Review by Reporting Segments

Established markets

	Half year	Half year	%	Q2	Q2%
	2011	2010	Change	2011	2010	change
Volume (million unit cases)	353.1	352.7	—	200.1	197.3	1%
Net sales revenue (€ million)	1,421.6	1,414.0	1%	800.1	789.8	1%
Operating profit (EBIT in € million)	130.1	146.6	-11%	96.6	102.8	-6%
Comparable operating profit (EBIT in € million)	138.5	152.0	-9%	97.0	104.2	-7%

•                  Unit case volume in our established markets segment increased by 1% in the second quarter and was flat in the first six months of 2011, cycling a 5% decline in both comparable prior year periods.

•                  Net sales revenue increased by 1% in the quarter, as a favourable currency impact and higher volume was offset by negative pricing, package and channel mix.

•                  Volume in Italy increased in the low single-digits for both periods under review continuing the positive trend of the last two quarters. Volume growth is due to an increase in sales of Trademark Coca-Cola products, led by Cola-Cola Zero, and water. Package mix was positive predominantly due to strong volume growth in the water category and as a result of our continued investments behind the immediate consumption channel. Consumer confidence however is declining in Italy and increasing concerns relating to its sovereign debt led to austerity measures recently.

•                  Volume in Switzerland increased in the mid single-digits for the second quarter of 2011 and in the low single-digits in the first six months of 2011, despite cycling the successful listing of Trademark Coca-Cola products in one of the countries’ largest retailers last year. The core sparkling beverages category, led by Coca-Cola Zero, and ready to drink tea category were the main volume drivers, both growing in the low double-digits. In the second quarter of 2011, Monster energy drinks were also listed in the largest two retailers in Switzerland. We gained share in all key categories except water in the first six months of 2011 with Nestea leading the ready to drink tea category in Switzerland for the first time ever.

•                  Volume in Greece declined in the high single-digits for both periods under review. All non-alcoholic ready to drink beverage categories, except ready to drink tea, are on a declining trend and we are witnessing a significant number of sales outlet closures. However, Coca-Cola Zero grew in the mid single-digits in the first six months of 2011 in a very challenging market. Consumer confidence in Greece is the lowest in the EU and the latest austerity measures approved by the parliament are expected to further reduce disposable income and consumer confidence.

•                  Volume in Ireland increased in the mid single-digits for both periods under review marking the third consecutive quarter of positive growth since the economic crisis in 2010. Core sparkling beverages and particularly Trademark Coca-Cola products were the main volume drivers with Coca-Cola Zero posting growth in the high teens. We achieved positive volume performance in the second quarter of 2011, nevertheless economic conditions remain challenging especially in the Republic of Ireland.

•                  The established markets segment contributed €97 million to our comparable operating profit in the second quarter of 2011 and €139 million in the first six months of 2011. Increased raw material costs, unfavourable channel and package mix, and a double-digit decline in profitability in Greece, more than offset the benefits of higher volume, restructuring initiatives, efficiency improvements and favourable foreign currency movements primarily due to the appreciation of the Swiss Franc.

Developing markets

	Half year	Half year	%	Q2	Q2%
	2011	2010	Change	2011	2010	change
Volume (million unit cases)	195.7	185.2	6%	116.5	105.4	11%
Net sales revenue (€ million)	582.8	539.1	8%	347.9	308.5	13%
Operating profit (EBIT in € million)	23.9	32.3	-26%	30.0	31.4	-4%
Comparable operating profit (EBIT in € million)	31.2	32.2	-3%	36.1	31.1	16%

•                  Unit case volume in our developing markets segment increased by 11% in the second quarter, of 2011 cycling a decline of 3% in the comparable prior year period. Unit case volume increased by 6% in the first six months of 2011, cycling a 1% decline in the comparable prior year period. The positive impact of the different timing of Easter in the quarter was more pronounced in the developing markets segment. We were also cycling the negative impact of flooding across Central Europe in the second quarter of 2010 which affected especially performance in Poland and Hungary.

•                  Net sales revenue increased by 13% in the second quarter of 2011, as the benefit of favourable currency movements, higher volume and improved category mix was partially offset by negative pricing and package mix.

•                  Volume in Poland increased in the high teens in the second quarter and low double-digits in the first six months of 2011. These comparable numbers were impacted by our low sales in the second quarter of 2010 following the accidental death of the President in Poland. Volume growth was positive across all beverage categories except juices, with brand Coca-Cola, Nestea and Sprite being the three biggest contributors. In the first six months of 2011, we also launched a new route-to market organization that is more flexible and efficient addressing the shift in the market towards modern trade.

•                  Volume in Hungary increased in the high single-digits in the second quarter and remained flat in the first six months of 2011 supported by strong marketing programs behind Trademark       Coca-Cola products. All beverage categories showed positive volume growth with the exception of energy drinks and non-premium sparkling beverages, with brand Coca-Cola, Sprite and water growing in the double-digits in the second quarter of 2011. A new tax imposed on beverages with sugar content above a certain limit will become effective in September 2011 and will affect Coca-Cola, Fanta, Kinley and Cappy Icefruit.

•                  Volume in the Czech Republic declined in the low single-digits in the second quarter of 2011 mainly as a result of increased competitive pressures and poor weather conditions in June. Volume increased in the low single-digits in the first six months of 2011. Volume in the sparkling beverages category increased in the mid single-digits in the second quarter of 2011. Sales of brand Coca-Cola increased in the low double-digits, benefiting from increased promotional activity in the modern trade channel.

•                  The developing markets segment contributed €36 million to our comparable operating profit for the second quarter of 2011, 16% higher than the comparable prior year period and €31 million in the first six months of 2011. Higher volume and favourable currency movements more than offset the negative impact of increased raw material prices. The difference between reported and comparable operating profit is due to restructuring costs, from which we expect to drive benefits in the future.

Emerging markets

	Half year	Half year	%	Q2	Q2%
	2011	2010	change	2011	2010	change
Volume (million unit cases)	487.5	471.1	3%	285.9	275.2	4%
Net sales revenue (€ million)	1,391.3	1,347.0	3%	831.6	824.8	1%
Operating profit (EBIT in € million)	77.9	137.2	-43%	87.7	129.5	-32%
Comparable operating profit (EBIT in € million)	79.0	137.6	-43%	87.9	129.5	-32%

•                  Unit case volume in our emerging markets segment increased by 4% in the second quarter and 3% in the first six months of 2011, cycling a 1% decline in both comparable prior year periods.

•                  Net sales revenue increased by only 1% in the second quarter of 2011, as a result of higher volumes, improved pricing and category mix being almost fully offset by unfavourable currency movements.

•                  Volume in Russia increased in the low single-digits in the second quarter and in the mid single-digits in the first six months of 2011. We achieved strong growth in core sparkling beverages with Trademark Coca-Cola products posting their sixth consecutive quarter of double-digit growth. Fanta also posted strong double-digit growth. We are witnessing the fact that the economic recovery has not uniformly benefited all beverage categories. The juice category in particular remains highly competitive with value players benefiting from an environment in which consumers have become more price sensitive. Our third quarter comparable numbers will also cycle the heat wave in Russia in 2010.

•                  Volume in Nigeria increased in the high single-digits in both periods under review. Despite the turmoil surrounding the presidential elections we had no major business interruptions in April. Volume growth in the second quarter of 2011 was led by the sparkling beverages category, and primarily by brand Coca-Cola, which increased in the double-digits.

•                  Volume in Romania increased in the mid single-digits in the second quarter of 2011 but decreased in the mid single-digits in the first six months of 2011. Positive volume performance in the quarter was due to the timing of Easter in the second quarter of 2011 and certain key account activation programs. Consumer confidence in Romania is at its lowest level on record and the total non-alcoholic ready to drink beverages market is shrinking.

•                 Volume in Ukraine was broadly flat in both the second quarter and in the first six months of 2011. The sparkling beverages category grew in the mid-teens with all three premium brands, namely, Coca-Cola, Fanta and Sprite growing in the double-digits. Competition from local value sparkling beverages and water were the main drivers of flat volume. Package mix was favourable in the second quarter of 2011 with growth in sales of our single-serve packages driven by double-digit post-mix growth due to rapid fast food channel expansion and increased sales of half litre pet packages of sparkling beverages through increased cooler activation.

•                  The emerging markets segment contributed €88 million to our comparable operating profit in the second quarter and €79 million in the first six months of 2011. In the second quarter, the benefits of higher volume, increased pricing and cost savings were more than offset by a significant increase in commodity costs and direct marketing expenses and unfavourable currency movements.

Business Outlook

In the first half of 2011, we witnessed varied volume performances across our markets. Economic challenges remain in certain of our markets such as Greece, Romania and Bulgaria. The extent and timing of economic recovery in other markets has varied and has generally been weaker than anticipated. In some countries such as Russia, the pace of recovery that we initially experienced has not been maintained. Finally we are entering a period in which we will be cycling extraordinary prior year performance, which was particularly due to the exceptional weather conditions in Russia, Ukraine and Belarus in the third quarter of 2010.

We have undertaken pricing initiatives in the second quarter of 2011 selectively in certain markets as market conditions have allowed. We will continue to implement further pricing initiatives with the benefits becoming more evident in the second half of 2011. Nevertheless, we still expect our overall pricing for the full year to be below the average rate of inflation for our territories.

We continue to expect raw material prices to increase in the low double-digits for the year and plan to recover a substantial portion of such increased commodity costs through pricing initiatives. We will also continue to focus on operating expense and working capital management, and leverage our restructuring initiatives, in order to mitigate the impact of rising raw material costs. Restructuring initiatives are on track with our previous communication of approximately €35 million in costs for 2011 and we expect initiatives for 2011 and 2010 to yield approximately €38 million in total benefits.

We continue to observe currency volatility across our territories. However based on current spot rates, we do not expect an overall material impact from currency movements in 2011.

During the three year period ending on 31 December 2013, we expect to generate free cash flow of approximately €1.6 billion. We also plan to spend €1.5 billion in net capital expenditure, reflecting our continued confidence in the long term development of our business. Additionally, we expect to continue to benefit from our robust capital structure and absence of refinancing requirements in the near future.

We will continue to manage our business for the long term by focusing on the needs and preferences of our consumers. We will continue to support our brands through marketing initiatives and will invest in revenue generating assets as economic conditions improve. We are exploiting our revenue growth management strategy to its full extent, by balancing the right brand, package, price and channel combinations to address our consumers’ needs, while also seeking to leverage our leadership position to help grow the overall market.

Group Financial Review

Summary Profit & Loss

	Half year
	2011 € million	2010 € million	% Change
Volume in unit cases (in millions)	1,036.3	1,009.0	3%
Net sales revenue	3,395.7	3,300.1	3%
Cost of goods sold	(2,095.9)	(1,955.0)	7%
Gross profit	1,299.8	1,345.1	-3%
Total operating expenses	(1,067.9)	(1,029.0)	4%
Comparable operating expenses(1)	(1,051.1)	(1,023.3)	3%
Operating profit (EBIT)	231.9	316.1	-27%
Comparable operating profit (EBIT)(1)	248.7	321.8	-23%
Adjusted EBITDA(2)	425.0	509.2	-17%
Comparable Adjusted EBITDA(2)	440.3	515.3	-15%
Net finance costs	43.2	34.3	26%
Net profit attributable to owners of the parent	132.5	197.6	-33%
Comparable net profit attributable to owners of the parent(1)	146.0	201.9	-28%
Basic earnings per share (in euro)	0.37	0.54	-31%
Comparable basic earnings per share (in euro)(1)	0.40	0.55	-27%

	Second quarter
	2011 € million	2010 € million	% Change
Volume in unit cases (in millions)	602.5	577.9	4%
Net sales revenue	1,979.6	1,923.1	3%
Cost of goods sold	(1,201.4)	(1,113.1)	8%
Gross profit	778.2	810.0	-4%
Total operating expenses	(563.9)	(546.3)	3%
Comparable operating expenses(1)	(557.2)	(545.2)	2%
Operating profit (EBIT)	214.3	263.7	-19%
Comparable operating profit (EBIT)(1)	221.0	264.8	-17%
Adjusted EBITDA(2)	311.9	364.1	-14%
Comparable Adjusted EBITDA(2)	317.7	365.6	-13%
Net finance costs	24.1	17.3	39%
Net profit attributable to owners of the parent	141.4	171.9	-18%
Comparable net profit attributable to owners of the parent(1)	147.0	172.7	-15%
Basic earnings per share (in euro)	0.39	0.47	-17%
Comparable basic earnings per share (in euro)(1)	0.40	0.47	-15%

(1)	Refer to the ‘Reconciliation of Reported to Comparable Financial Indicators’ section in page 2.
(2)

We define Adjusted EBITDA as operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, stock option compensation and other non-cash items, if any.

Net sales revenue

Net sales revenue per unit case remained stable in the first half of 2011 and decreased by 1% in the second quarter of 2011, in each case compared to the respective prior year periods. On a currency neutral basis, net sales revenue per unit case increased by approximately 1% in both the first half and the second quarter of 2011 compared to the respective prior year periods. In the first half of 2011, net sales revenue per unit case for the established and developing markets decreased by approximately 1% whereas for the emerging markets increased by approximately 5%, in each case on a currency neutral basis.

Cost of goods sold

Cost of goods sold as well as cost of goods sold per unit case increased by approximately 7% and 4% respectively in the first half of 2011 and increased by 8% and 4% in the second quarter of 2011, in each case compared to the respective prior year periods, mainly reflecting higher commodity costs.

Gross profit

Gross profit margins decreased from 40.8% in the first half of 2010 to 38.3% in the first half of 2011 and from 42.1% in the second quarter of 2010 to 39.3% in the second quarter of 2011. On a unit case basis, gross profit decreased by approximately 6% in the first half of 2011 and by 8% in the second quarter of 2011, in each case versus the respective prior year periods. On a currency neutral basis, gross profit per unit case decreased by approximately 5% in the first half of 2011 and by 7% in the second quarter of 2011, in each case versus the respective prior year periods.

Operating expenses

Total comparable operating expenses increased by 3% in the first half of 2011 and by 2% in the second quarter of 2011, in each case versus the respective prior year periods. This increase reflects an increase in warehouse, distribution, administration costs, direct marketing expenses and the impact of currency movements which was only partly offset by operating expenses decreases achieved through earlier cost saving initiatives.

Operating profit

Comparable operating profit decreased by 23%, from €322 million in the first half of 2010 to €249 million in the first half of 2011. For the second quarter, comparable operating profit decreased by 17%, from €265 million in the second quarter of 2010 to €221 million in the second quarter of 2011 mainly due to increased commodity and raw materials costs. Our comparable operating margin decreased from 9.8% in the first half of 2010 to 7.3% in the first half of 2011 and from 13.8% in the second quarter of 2010 to 11.2% in the second quarter of 2011.

Net finance costs

Net finance costs during the second quarter and during the first six months of 2011 were higher by €6.8 million and €8.9 million respectively compared to the same periods of the prior year. This was mainly due to the ineffectiveness charge arising from our hedge accounting relationships, the early issuance of the new €300 million bond in March 2011 leading to a negative interest rate spread, costs associated with the early refinancing of the €500 million Revolving Credit Facility that took place in May 2011 and the portfolio restructuring from floating to fixed interest rates that took place in June and July last year. All these effects were more than offset the positive impact from the non-recurrence of the interest rate options valuation that had a negative impact during the first six months last year.

Tax

On a comparable basis, Coca-Cola Hellenic’s effective tax rate for the first half of 2011 was approximately 27% compared to 28% in the respective prior year period. The Group’s effective tax rate varies quarterly depending on the mix of taxable profits by territory, non-deductibility of certain expenses, non-taxable income and other one-off tax items across its territories.

Net profit

On a comparable basis, net profit was €146 million in the first half of 2011, compared to net profit of
€202 million the prior year period. In the second quarter of 2011, comparable net profit was €147 million, compared to €173 million in the prior year period, driven mainly by the decreased operating profit.

Cash flow

Cash inflow from operating activities was €284 million in the first half of 2011, versus cash inflow of
€426 million in the prior year period. Cash inflow from operating activities net of capital expenditure was €117 million for the first half of 2011, compared to cash inflow from operating activities of €251 million in the comparable prior year period.

Capital expenditure

Our capital expenditure, net of receipts from the disposal of assets and including principal repayments of finance lease obligations, amounted to €167 million in the first half of 2011, compared to €175 million in the prior year period.

Supplementary Information

The financial measures Operating Profit, Adjusted EBITDA, Capital Expenditure and Free Cash Flow consist of the following reported amounts in the condensed consolidated interim financial statements:

	First half
	2011 € million	2010 € million
Profit after tax	136.7	204.4
Tax charged to the income statement	51.2	79.4
Finance costs, net	43.2	34.3
Share of results of equity method investments	0.8	(2.0)
Operating profit	231.9	316.1
Depreciation of property, plant and equipment	185.7	188.1
Amortisation and adjustments to intangible assets	1.7	1.8
Employee share options	4.3	3.2
Other non-cash items	1.4	—
Adjusted EBITDA	425.0	509.2
Gains on disposal of non-current assets	(2.6)	—
Increase in working capital	(99.9)	(33.3)
Tax paid	(38.6)	(50.4)
Net cash from operating activities	283.9	425.5

Payments for purchases of property, plant and equipment	(142.4)	(143.5)
Principal repayments of finance lease obligations	(27.8)	(36.7)
Proceeds from sale of property, plant and equipment	3.7	5.6
Capital Expenditure	(166.5)	(174.6)

Net cash from operating activities	283.9	425.5
Capital expenditure	(166.5)	(174.6)
Free Cash flow	117.4	250.9

	Second quarter
	2011 € million	2010 € million
Profit after tax	144.6	176.4
Tax charged to the income statement	45.1	71.8
Finance costs, net	24.1	17.3
Share of results of equity method investments	0.5	(1.8)
Operating profit	214.3	263.7
Depreciation of property, plant and equipment	94.6	97.8
Amortisation and adjustments to intangible assets	0.8	0.9
Employee share options	2.2	1.7
Adjusted EBITDA	311.9	364.1
Gains on disposal of non-current assets	(1.5)	(1.2)
Increase in working capital	(14.0)	(48.2)
Tax paid	(7.8)	(20.9)
Net cash from operating activities	288.6	293.8

Payments for purchases of property, plant and equipment	(93.0)	(90.9)
Principal repayments of finance lease obligations	(13.3)	(18.3)
Proceeds from sale of property, plant and equipment	2.6	1.8
Capital Expenditure	(103.7)	(107.4)

Net cash from operating activities	288.6	293.8
Capital expenditure	(103.7)	(107.4)
Free Cash flow	184.9	186.4

Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with annual sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, ready to drink tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London (LSE: CCB) stock exchange. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com.

Financial information in this announcement is presented on the basis of
International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the half year of 2011 financial results on 4 August 2011 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com).

Contact Information

Company contact: Coca-Cola Hellenic Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

Condensed consolidated interim balance sheet (unaudited)

	Note	As at 1 July 2011 € million	As at 31 December 2010(1) € million
Assets
Intangible assets	4	1,971.3	1,966.9
Property, plant and equipment	4	3,089.6	3,122.9
Other non-current assets		204.7	191.4
Total non-current assets		5,265,6	5,281.2

Inventories		641.3	481.7
Trade and other receivables		1,408.7	1,121.7
Cash and cash equivalents	5	567.2	326.1
Total current assets		2,617.2	1,929.5
Total assets		7,882.8	7,210.7

Liabilities
Short-term borrowings	5	606.7	535.1
Other current liabilities		1,904.4	1,501.3
Total current liabilities		2,511.1	2,036.4

Long-term borrowings	5	1,876.0	1,656.4
Other non-current liabilities		507.5	457.1
Total non-current liabilities		2,383.5	2,113.5

Equity
Owners of the parent		2,884.3	2,952.1
Non-controlling interests		103.9	108.7
Total equity		2,988.2	3,060.8
Total equity and liabilities		7,882.8	7,210.7

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 21 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

	Note	Six months to 1 July 2011 € million	Six months to 2 July 2010(1) € million
Net sales revenue	3	3,395.7	3,300.1
Cost of goods sold		(2,095.9)	(1,955.0)
Gross profit		1,299.8	1,345.1

Operating expenses		(1,051.1)	(1,023.3)
Restructuring costs	6	(16.8)	(5.7)
Total operating expenses		(1,067.9)	(1,029.0)

Operating profit	3	231.9	316.1

Finance income		3.3	3.1
Finance costs		(46.5)	(37.4)
Finance costs, net	7	(43.2)	(34.3)
Share of results of equity method investments		(0.8)	2.0
Profit before tax		187.9	283.8

Tax	8	(51.2)	(79.4)
Profit after tax		136.7	204.4

Attributable to:
Owners of the parent		132.5	197.6
Non-controlling interests		4.2	6.8
		136.7	204.4

Basic earnings per share (€)	9	0.37	0.54
Diluted earnings per share (€)	9	0.36	0.54

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 21 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Six months to 1 July 2011 € million	Six months to 2 July 2010(1) € million
Profit after tax for the period	136.7	204.4

Other comprehensive income:
Available-for-sale financial assets:
Valuation gains during the period	—	2.1
Cash flow hedges:
Amounts of (losses) / gains during the period	(1.3)	1.8
Amounts of losses reclassified to profit and loss for the period	6.2	2.3
Foreign currency translation	(19.3)	215.1
Share of other comprehensive income of equity method investments	(1.4)	2.2
Income tax relating to components of other comprehensive income	0.1	(0.8)
Other comprehensive income for the period, net of tax	(15.7)	222.7
Total comprehensive income for the period	121.0	427.1

Total comprehensive income attributable to:
Owners of the parent	121.9	412.9
Non-controlling interests	(0.9)	14.2
	121.0	427.1

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 21 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

	Note	Three months to 1 July 2011 € million	Three months to 2 July 2010(1) € million
Net sales revenue	3	1,979.6	1,923.1
Cost of goods sold		(1,201.4)	(1,113.1)
Gross profit		778.2	810.0

Operating expenses		(557.2)	(545.2)
Restructuring costs	6	(6.7)	(1.1)
Total operating expenses		(563.9)	(546.3)

Operating profit	3	214.3	263.7

Finance income		1.9	1.8
Finance costs		(26.0)	(19.1)
Finance costs, net	7	(24.1)	(17.3)
Share of results of equity method investments		(0.5)	1.8
Profit before tax		189.7	248.2

Tax	8	(45.1)	(71.8)
Profit after tax		144.6	176.4

Attributable to:
Owners of the parent		141.4	171.9
Non-controlling interests		3.2	4.5
		144.6	176.4

Basic and diluted earnings per share (€)	9	0.39	0.47

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 21 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Three months to 1 July 2011 € million	Three months to 2 July 2010(1) € million
Profit after tax for the period	144.6	176.4

Other comprehensive income:
Available-for-sale financial assets:
Valuation (losses) / gains during the period	(0.2)	2.3
Cash flow hedges:
Amounts of (losses) / gains during the period	(6.1)	3.2
Amounts of losses reclassified to profit and loss for the period	6.3	0.9
Foreign currency translation	11.6	61.6
Share of other comprehensive income of equity method investments	(0.1)	1.2
Income tax relating to components of other comprehensive income	0.1	(0.9)
Other comprehensive income for the period, net of tax	11.6	68.3
Total comprehensive income for the period	156.2	244.7

Total comprehensive income attributable to:
Owners of the parent	154.2	235.6
Non-controlling interests	2.0	9.1
	156.2	244.7

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 21 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2010	182.8	1,113.8	(14.9)	(309.1)	368.8	1,151.8	2,493.2	102.7	2,595.9
Changes in accounting policy (Note 1)	—	—	—	—	—	(39.5)	(39.5)	(1.5)	(41.0)
Balance as at 1 January 2010 (restated)	182.8	1,113.8	(14.9)	(309.1)	368.8	1,112.3	2,453.7	101.2	2,554.9
Shares issued to employees exercising stock options	0.1	3.0	—	—	—	—	3.1	—	3.1
Share-based compensation:
Options	—	—	—	—	3.2	—	3.2	—	3.2
Movement in treasury shares	—	—	—	—	0.2	—	0.2	—	0.2
Shares repurchased	—	—	(35.7)	—	—	—	(35.7)	—	(35.7)
Appropriation of reserves	—	—	—	—	11.0	(11.0)	—	—	—
Dividends	—	—	—	—	—	(68.1)	(68.1)	(4.2)	(72.3)
Total comprehensive income for the period, net of tax(1)	—	—	—	209.9	5.4	197.6	412.9	14.2	427.1
Balance as at 2 July 2010	182.9	1,116.8	(50.6)	(99.2)	388.6	1,230.8	2,769.3	111.2	2,880.5
Shares issued to employees exercising stock options	0.2	2.4	—	—	—	—	2.6	—	2.6
Share-based compensation:
Options	—	—	—	—	3.5	—	3.5	—	3.5
Shares repurchased	—	—	(6.6)	—	—	—	(6.6)	—	(6.6)
Exchange equalisation reserve recycled to retained earnings	—	—	—	1.1	—	(1.1)	—	—	—
Purchase of shares held by non-controlling interests	—	—	—	—	—	—	—	(3.7)	(3.7)
Dividends	—	—	—	—	—	—	—	(0.8)	(0.8)
Total comprehensive income for the period, net of tax	—	—	—	(31.1)	(16.7)	231.1	183.3	2.0	185.3
Balance as at 31 December 2010	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8

(1)

The amount included in the exchange equalisation reserve of €209.9 million gain for the first half of 2010 represents the exchange gain attributed to the owners of the parent of €207.7 million plus the share of equity method investments of €2.2 million gain.

The amount included in other reserves of €5.4 million gain for the first half of 2010 consists of gains on valuation of available-for-sale financial assets of €2.1 million (representing revaluation gains for the period), cash flow hedges movements of €1.8 million which represent revaluation gains for the period and €2.3 million which represent revaluation losses reclassified to profit and loss for the period and the deferred income tax charge thereof amounting to €0.8 million.

The amount of €14.2 million income included in non-controlling interests for the first half of 2010 represents the share of non-controlling interests in the exchange equalisation reserve of €7.4 million gain, in the retained earnings of €6.6 million income and €0.2 million income from the change in the accounting policy for pension (see Note 1).

The notes on pages 21 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity (unaudited)

(continued)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 31 December 2010	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8
Shares issued to employees exercising stock options	0.2	4.3	—	—	—	—	4.5	—	4.5
Share-based compensation:
Options	—	—	—	—	4.3	—	4.3	—	4.3
Movement in treasury shares	—	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Capitalisation of share premium reserve	549.7	(549.7)	—	—	—	—	—	—	—
Expenses relating to share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(183.2)	—	1.7	—	—	—	(181.5)	—	(181.5)
Share capital increase in subsidiary in Serbia	—	—	—	—	—	(0.8)	(0.8)	1.2	0.4
Purchase of shares held by non-controlling interests	—	—	—	—	—	(11.2)	(11.2)	(2.2)	(13.4)
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Dividends	—	—	—	—	—	—	—	(2.9)	(2.9)
Total comprehensive income for the period, net of tax(2)	—	—	—	(15.6)	5.0	132.5	121.9	(0.9)	121.0
Balance as at 1 July 2011	549.8	569.0	(55.5)	(144.8)	385.0	1,580.8	2,884.3	103.9	2,988.2

Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

(2)     The amount included in the exchange equalisation reserve of €15.6 million loss for the first half of 2011 represents the exchange losses attributed to the owners of the parent of €14.2 million plus the share of equity method investments of €1.4 million loss.

The amount included in other reserves of €5.0 million gain for the first half of 2011 consists of cash flow hedges movement of €4.9 million (of which €1.3 million represents revaluation losses for the period and €6.2 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax credit thereof amounting to €0.1 million.

The amount of €0.9 million loss included in non-controlling interests for the first half of 2011 represents the share of non-controlling interests in the exchange equalisation reserve of €5.1 million loss and in the retained earnings of €4.2 million income.

The notes on pages 21 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement (unaudited)

	Note	Six months to 1 July 2011 € million	Six months to 2 July 2010(1) € million
Operating activities
Profit after tax		136.7	204.4
Finance costs, net	7	43.2	34.3
Share of results of equity method investments		0.8	(2.0)
Tax charged to the income statement		51.2	79.4
Depreciation of property, plant and equipment	4	185.7	188.1
Employee share options		4.3	3.2
Amortisation and adjustments to intangible assets	4	1.7	1.8
Other non-cash items		1.4	—
		425.0	509.2

Gains on disposal of non-current assets		(2.6)	—
Increase in inventories		(173.0)	(163.2)
Increase in trade and other receivables		(249.8)	(209.9)
Increase in trade and other payables		322.9	339.8
Tax paid		(38.6)	(50.4)
Net cash from operating activities		283.9	425.5

Investing activities
Payments for purchases of property, plant and equipment		(142.4)	(143.5)
Proceeds from sales of property, plant and equipment		3.7	5.6
Net receipts from / (payments for) investments		1.3	(1.7)
Interest received		3.5	3.1
Net receipts from disposal of subsidiary	17	11.1	—
Net payments for acquisition of subsidiaries	17	(2.5)	—
Net cash used in investing activities		(125.3)	(136.5)

Financing activities
Return of capital to shareholders		(181.5)	—
Payment of expenses relating to share capital increase		(6.0)	—
Share buy-back payments		—	(35.7)
Purchase of shares held by non-controlling interests		(13.4)	—
Proceeds from shares issued to employees exercising stock options		4.5	3.1
Dividends paid		(2.9)	(108.2)
Increase in borrowings		803.4	530.9
Decrease in borrowings		(437.5)	(571.3)
Principal repayments of finance lease obligations		(27.8)	(36.7)
Proceeds from sale of interest rate swap contracts		—	33.0
Interest paid		(51.9)	(13.1)
Net cash from / (used in) financing activities		86.9	(198.0)

Increase in cash and cash equivalents		245.5	91.0

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		326.1	232.0
Increase in cash and cash equivalents		245.5	91.0
Effect of changes in exchange rates		(4.4)	6.0
Cash and cash equivalents at the end of the period		567.2	329.0

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 21 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Group’) are consistent with those used in the annual financial statements for the year ended 31 December 2010, except for:

a) New or revised accounting standards and interpretations that have been adopted as of 1 January 2011: International Financial Reporting Interpretations Committee (‘IFRIC’) 19, Extinguishing Financial Liabilities with Equity Instruments; amendment to International Accounting Standard (‘IAS’) 32 Financial Instruments Presentation, on classification of rights issues; amendment to IAS 24 Related Party Disclosures; amendment to IFRIC 14 “IAS 19-The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”; amendments to the following standards and interpretations arising from the third omnibus of amendments issued by the International Accounting Standards Board (‘IASB’) in May 2010, primarily with a view to removing inconsistencies and clarifying wording: IAS 27 Consolidated and Separate Financial Statements, IFRS 3 Business Combinations, IAS 1 Presentation of Financial Statements, IFRS 7 Financial Instrument Disclosures, IAS 34 Interim Financial Reporting, and IFRIC 13 Customer Loyalty Programs. None of these new or revised accounting standards and interpretations had a material impact on the current or prior periods.

b) Change in accounting policy, IAS 19 Employee Benefits: Coca-Cola Hellenic has assessed its accounting policy with regard to the recognition of actuarial gains and losses arising from its post employment defined benefit plans. The Group previously recognized these actuarial gains and losses based on the corridor method (i.e. only the net cumulative unrecognized actuarial gains and losses of the previous period which exceeded 10% of the higher of the defined benefit obligation and the fair value of the plan assets were recognized) in accordance with IAS19.93. As a consequence, its balance sheet did not reflect a significant part of the net actuarial assets and liabilities.

As of 1 January 2011 the Group determined that it would change its accounting policy to recognize actuarial gains and losses, in the period in which they occur, in other comprehensive income (OCI) as it believes this policy provides reliable and more relevant information about the effects of employee benefits on the Group’s financial position and financial performance. Changes have to apply retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, resulting in the restatement of prior year financial information.

As a result of the voluntary accounting policy change, the following adjustments were made to the condensed consolidated interim financial statements:

	Three months ended 2 July 2010 €million	Six months ended 2 July 2010 €million
Profit after tax
Profit before change in accounting policy	175.6	203.2
Reversal of actuarial losses	1.0	1.5
Change in deferred tax	(0.2)	(0.3)
Profit after change in accounting policy	176.4	204.4

The effect on earnings per share for three and six months ended 2 July 2010 related to the restatement was less than €0.01.

If the accounting policy had not been changed, the profit after tax for the three and six months ended 1 July 2011 would have been approximately €0.2 million and €0.4 million lower respectively.

The impact on total comprehensive income comprises the adjustments to profit after tax as disclosed above.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

	As at	As at
	2 July 2010 €million	31 December 2010 €million	31 December 2009 €million
Consolidated statement of changes in equity
Equity before change in accounting policy	2,920.3	3,095.9	2,595.9
Allocation of unrecognised net losses to retained earnings	(38.5)	(34.0)	(39.5)
Allocation of unrecognised net losses to non-controlling interests	(1.3)	(1.1)	(1.5)
Equity after change in accounting policy	2,880.5	3,060.8	2,554.9

As at
31 December 2010 €million
Other non-current liabilities
Other non-current liabilities before change in accounting policy	442.7
Recognition of actuarial losses	24.3
Change in deferred tax	(9.9)
Other non-current liabilities after change in policy	457.1

As at
31 December 2010 €million
Other non-current assets
Other non-current assets before change in accounting policy	212.1
Recognition of actuarial losses	(20.9)
Change in deferred tax	0.2
Other non-current assets after change in policy	191.4

Basis of preparation

Operating results for the first half of 2011 are not indicative of the results that may be expected for the year ended 31 December 2011 because of business seasonality. Business seasonality results from higher unit sales of the Group’s products in the warmer months of the year. The Group’s methods of accounting for fixed costs such as depreciation and interest expense are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Taxes on income in the interim period are accrued using the tax rate that would be applicable to expected total annual earnings.

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the European Union (‘EU’) applicable to Interim Financial Reporting (‘IAS 34’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s condensed consolidated

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

interim financial statements for the periods presented. These condensed consolidated interim financial statements should be read in conjunction with the 2010 annual financial statements, which include a full description of the Group’s accounting policies.

Certain comparative figures have been reclassified to conform to the current period presentation.

Accounting pronouncements not yet adopted

During the second quarter of 2011 the IASB issued the following standards and interpretations which are not yet effective and have not been early adopted:

In May 2011 the IASB issued IFRS 10 Consolidated Financial Statements which is effective for annual periods beginning on or after 1 January 2013. The new standard changes the definition of control and replaces all guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements (which has been amended accordingly) and SIC-12 Consolidation—Special Purpose Entities.  The Group does not expect the new standard to have a significant impact on its consolidated financial statements. The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 11 Joint Arrangements which is effective for annual periods beginning on or after 1 January 2013. The new standard classifies joint arrangements as either joint operations or joint ventures and supersedes IAS 31 Interests in Joint Ventures and SIC-13—Jointly Controlled Entities—Non-Monetary Contributions by Venturers. The new standard requires the use of the equity method of accounting for interests in joint ventures. The determination of as to whether a joint arrangement is a joint operation or a joint venture is based on the parties’ rights and obligations under the arrangement. The Group is currently evaluating the impact this standard will have on its consolidated financial statements.  The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 12 Disclosures of Interests in Other Entities which is effective for annual periods beginning on or after 1 January 2013. The new standard sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11; it replaces the disclosure requirements currently found in IAS 28 Investments in associates (which has been amended accordingly).  The Group is currently evaluating the impact this standard will have on its consolidated financial statements.  The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 13 Fair Value Measurement which is effective for annual periods beginning on or after 1 January 2013. The new standard defines fair value and establishes a single framework for measuring fair value where that is required by other standards and introduces consistent requirements for disclosures on fair value measurements. The standard applies to both financial and non-financial assets and liabilities which are measured at fair value. The Group does not expect the new standard to have a significant impact on its consolidated financial statements.  The new standard has not yet been adopted by the EU.

In June 2011 the IASB issued a revised version of IAS 19 Employee Benefits which is effective for annual periods beginning on or after 1 January 2013.  The revised standard includes a number of changes and clarifications to IAS 19, the most significant being the removal of the corridor mechanism for pension plans so that all changes in defined benefit plans will be recognized as they occur, with actuarial gains and losses being recorded in other comprehensive income. The concept of expected return on plan assets has also been removed. As described above the Group has already changed its accounting policy on pensions with respect to the corridor mechanism as permitted under the existing IAS 19. The Group is currently evaluating the impact of the remaining changes of this amended standard on its consolidated financial statements.  The new standard has not yet been adopted by the EU.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

In June 2011 The IASB issued amendments to IAS 1 Presentation of Financial Statements which are effective for annual period beginning on or after 1 July 2012.  The amendments require the separation of items presented in other comprehensive income into two groups, based on whether or not they may be recycled to profit or loss in the future.  The Group is currently evaluating the impact the amendments will have on its consolidated financial statements.  The amendments have not yet been adopted by the EU.

2.                          Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	1 July 2011	2 July 2010	1 July 2011	31 December 2010
US dollar	1.41	1.31	1.44	1.31
UK sterling	0.88	0.86	0.90	0.85
Polish zloty	3.95	4.03	4.00	3.99
Nigerian naira	214.21	195.27	218.74	196.01
Hungarian forint	269.46	274.00	267.94	279.30
Swiss franc	1.27	1.43	1.19	1.25
Russian rouble	40.34	39.62	40.43	39.95
Romanian leu	4.17	4.17	4.21	4.29
Ukrainian hryvnia	11.18	10.44	11.34	10.50

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

Information on the Group’s segments is as follows:

	Three months ended		Six months ended
	1 July 2011	2 July 2010	1 July 2011	2 July 2010
Volume in unit cases (million)
Established countries	200.1	197.3	353.1	352.7
Developing countries	116.5	105.4	195.7	185.2
Emerging countries	285.9	275.2	487.5	471.1
Total volume	602.5	577.9	1,036.3	1,009.0
Net sales revenue (€ million)
Established countries	800.1	789.8	1,421.6	1,414.0
Developing countries	347.9	308.5	582.8	539.1
Emerging countries	831.6	824.8	1,391.3	1,347.0
Total net sales revenue	1,979.6	1,923.1	3,395.7	3,300.1
Adjusted EBITDA (€ million)
Established countries	127.5	138.9	192.8	213.4
Developing countries	50.0	48.8	63.5	67.7
Emerging countries	134.4	176.4	168.7	228.1
Total adjusted EBITDA	311.9	364.1	425.0	509.2
Operating profit (€ million)
Established countries	96.6	102.8	130.1	146.6
Developing countries	30.0	31.4	23.9	32.3
Emerging countries	87.7	129.5	77.9	137.2
Total operating profit	214.3	263.7	231.9	316.1
Reconciling items (€ million)
Finance costs, net	(24.1)	(17.3)	(43.2)	(34.3)
Share of results of equity method investments	(0.5)	1.8	(0.8)	2.0
Tax	(45.1)	(71.8)	(51.2)	(79.4)
Non-controlling interests	(3.2)	(4.5)	(4.2)	(6.8)
Profit after tax attributable to owners of the parent	141.4	171.9	132.5	197.6

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

4.                          Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2011	3,122.9	1,966.9
Additions	209.3	—
Arising on acquisitions (refer to Note 17)	0.7	3.0
Reclassified from assets held for sale	1.0	—
Classified to assets held for sale	0.9	—
Disposals	(9.1)	—
Disposal of subsidiary (refer to Note 17)	(6.5)	(12.0)
Depreciation / amortisation	(185.7)	(1.7)
Foreign exchange differences	(43.9)	15.1
Closing net book value as at 1 July 2011	3,089.6	1,971.3

5.                          Net debt

	As at
	1 July 2011 € million	31 December 2010 € million
Long-term borrowings	1,876.0	1,656.4
Short-term borrowings	606.7	535.1
Cash and cash equivalents	(567.2)	(326.1)
Net debt	1,915.5	1,865.4

The increase in long term borrowings and cash balances was mainly the result of the new €300 million bond issue settled on 2 March 2011. The proceeds of the new bond issue were used to repay the maturity of the existing €301.1 million notes due on 15 July 2011 (refer to Note 18).

6.                          Restructuring costs

Restructuring costs amounted to €16.8 million before tax in the first half of 2011,€8.4 million, €7.3 million and €1.1 million in established, developing and emerging markets respectively. For the first half of 2010, restructuring costs amounted to €5.7 million, €5.3 million, and €0.4 million in established and emerging markets, respectively.

7.                          Finance costs, net

	Six months ended
	1 July 2011 € million	2 July 2010 € million
Interest expense	47.2	37.6
Net foreign exchange gains	(0.7)	(0.2)
Interest income	(3.3)	(3.1)
Finance costs, net	43.2	34.3

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

7.         Finance costs, net (continued)

	Three months ended
	1 July 2011 € million	2 July 2010 € million
Interest expense	27.6	19.0
Net foreign exchange (gains)/losses	(1.6)	0.1
Interest income	(1.9)	(1.8)
Finance costs, net	24.1	17.3

In the second quarter of 2010, Coca-Cola Hellenic adjusted its interest rate profile by unwinding outstanding fixed to floating interest rate swap contracts with an aggregate notional principal amount of €792.5 million with an aim to stabilize interest expense by causing the majority thereof to be unaffected by fluctuations in Euribor. As a result of this unwinding, Coca-Cola Hellenic received €48.5 million, of which €15.5 million related to accumulated net interest receivable and €33.0 million related to the fair value of the interest rate swap contracts.

8.                          Tax

The Group’s effective tax rate for 2011 may differ from the Greek statutory tax rate of 20% as a consequence of a number of factors, the most significant of which are: the statutory tax rates of the countries in which the Group operates, non-deductibility of certain expenses, non-taxable income and one off tax items.

By virtue of a tax law that was enacted in Greece on 31 March 2011, the Greek corporate income tax rate was reduced to 20% for accounting years starting as of 1 January 2011 onwards.  Furthermore an exemption from corporate income tax was introduced for inbound dividends from qualifying investments in EU subsidiaries on condition that such dividends are recorded in a special tax free reserve account.

9.                          Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares outstanding during the period (first half of 2011: 362,917,642; second quarter 2011: 363,062,751, first half of 2010: 364,030,136, second quarter of 2010: 363,723,904). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares arising from exercising employee stock options.

10.                   Share capital

During 2010, following the exercise of stock options by option holders pursuant to the Coca-Cola Hellenic stock option plan, the Board of Directors resolved to increase Coca-Cola Hellenic’s share capital by issuing 163,354, 161,663, 102,700 and 169,648 new ordinary shares, as announced on 26 February 2010, 17 May 2010, 24 August 2010 and 25 November 2010 respectively. Total proceeds from the issue of the shares were €5.7 million.

During the first half of 2011, the Board of Directors resolved to increase Coca-Cola Hellenic’s share capital by issuing 354,512 and 21,994 new ordinary shares, as announced on 16 March and 24 June 2011 respectively, following the exercise of stock options by option holders pursuant to the Coca-Cola Hellenic stock option plan. Total proceeds from the issue of the shares were €4.5 million.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

10.          Share capital (continued)

On 6 May 2011, the Annual General Meeting of shareholders resolved to reorganise its share capital.  The Company’s share capital increased by an amount equal to €549.7 million. The increase was performed by capitalizing reserves and increasing the nominal value of each share from €0.50 to €2.00. The Company’s share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

After the above changes, the share capital amounts to €549.8 million and is comprised of 366,512,946 shares with a nominal value of €1.50 each.

11.                   Non-controlling interests

On 8 June 2011 the board of directors of the Company’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC, such that it would become a wholly-owned subsidiary of the Group. The Group currently owns 66.4% of the total share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively. The transaction is expected to be completed during the third quarter of 2011, at which time NBC would be de-listed from the Nigerian Stock Exchange. The value of this transaction is approximately €84 million and it will result in cost savings, reduce complexity and allow NBC to fully leverage the financial strength and resources of the Group.

On 25 June 2010 the Group initiated a tender offer to purchase all of remaining shares of the non-controlling interest in Coca-Cola HBC — Srbija A.D., Zenum (‘‘CCH Serbia’’). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. The Group continued to increase its interest in CCH Serbia in the first half of 2011 and after a capital increase in the subsidiary in the second quarter of 2011, the Group’s stake in the subsidiary was 98.3% as at 1 July 2011. The effect on non controlling interests and retained earnings was a decrease of €1.0 million and €12.0 million respectively.

12.                   Dividends

The shareholders approved a dividend of €0.30 per share (totalling €109.7 million, based on the number of shares outstanding as at 31 December 2009) for the year ended 31 December 2009, at the Annual General Meeting of Shareholders that was held on 21 June 2010.

An amount equal to €41.6 million of the total dividend was accrued as of 31 December 2009, as a statutory minimum dividend in accordance with the Greek corporate legislation. The remaining  €68.1 million is recorded as an appropriation of retained earnings in shareholders’ equity for the second quarter of 2010. This 2009 dividend is subject to a 10% withholding tax in accordance with article 18 of Law Nr 3697/2008. The dividend payment commenced on 1 July 2010 with a net amount paid through 31 December 2010 of €102.0 million.

The reported net results of the parent company’s statutory accounts did not allow a 2010 statutory minimum annual dividend payment. As a result the Group has not recorded a dividend liability in respect of 2010.

13.                   Contingencies

There have been no significant changes in contingencies since 31 December 2010 (as described in the 2010 Annual Report available on the Coca-Cola Hellenic’s web site: www.coca-colahellenic.com).

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

14.                   Commitments

As of 1 July 2011 the Group has capital commitments of €129.5 million (31 December 2010: €66.3 million), which mainly relate to plant and machinery equipment.

15.                   Employee numbers

The average number of full-time equivalent employees in the first half of 2011 was 42,052 (42,374 for the first half of 2010).

16.                     Related party transactions

a) The Coca-Cola Company

As at 1 July 2011, The Coca-Cola Company and its subsidiaries (collectively, ‘TCCC”) indirectly owned 23.2% (2010: 23.3%) of the issued share capital of Coca-Cola Hellenic .

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the first half and the second quarter of 2011 amounted to €676.6 million and €393.4 million respectively (€658.3 million and €360.6 million in the respective prior year periods). Total net contributions received from TCCC for marketing and promotional incentives during the same periods amounted to €23.9 million and €15.3 million respectively (€20.1 million and €12.2 million in the prior-year periods).

During the first half and the second quarter of 2011, the Group sold €15.9 million and €7.7 million of finished goods and raw materials respectively to TCCC (€28.1 million and €19.9 million in the prior-year periods) while other income from TCCC was €10.3 million and €7.3 million respectively (€15.3 million and €8.9 million in prior year periods).

As at 1 July 2011, the Group had a total amount of €49.9 million (€53.8 million as at 31 December 2010) due from TCCC, and had a total amount of €224.8 million (€166.0 million as at 31 December 2010) due to TCCC.

b) Kar-Tess Holding

Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of 43.9% (2010: 43.9%) ownership by the parent of Kar-Tess Holding, which as at 1 July 2011 owned 23.3% (2010: 23.3%) of the issued share capital of Coca-Cola Hellenic. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 16% effective interest, through its investment in Nigerian Bottling Company plc.

During the first half and the second quarter of 2011, the Group made purchases of €113.3 million and €65.2 million respectively (€51.9 million and €32.5 million in the prior-year periods) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €3.4 million and €2.8 million respectively (€2.4 million and €1.2 million in the prior-year periods). Other income from Frigoglass during the first half and the second quarter of 2011 was €0.7 million and €0.6 million respectively (€0.2 million and €0.1 million in the prior-year periods). As at 1 July 2011, Coca-Cola Hellenic owed €34.9 million (€13.9 million as at 31 December 2010) to, and was owed €1.0 million (€1.2 million as at 31 December 2010) by Frigoglass.

Other disclosures

On December 6, 2010 Kar-Tess Holding transferred 22,453,254 of Coca-Cola Hellenic shares and voting rights representing 6.13% of the total number of shares and voting rights of Coca-Cola Hellenic by

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

16.          Related party transactions (continued)

transferring its wholly owned subsidiaries under the trade names “Sammy LLC”, “Lucky 70 LLC”, “Zoe 20 LLC”, “Kooky LLC”, “Utopia Business Company Ltd.”, “Harmonia Commercial S.A.”, “Ice Cold Holdings Limited” and “Red & White Holdings Limited” to entities and individuals, who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of the above persons owns individually more than 2% of the outstanding shares and voting rights of Coca-Cola Hellenic.

c) Other related parties

During the first half and the second quarter of 2011, the Group purchased €70.8 million and €45.7 million of raw materials and finished goods (€56.3 million and €37.5 million in the prior-year periods) and had no purchases of fixed assets from other related parties for the first half and the second quarter of 2011 (€0.4 million in both periods under review). In addition the Group received reimbursement for direct marketing expenses incurred of €0.1 million both for the first half and the second quarter of 2011 (€0.4 million in both prior year periods). Furthermore during the first half and the second quarter of 2011, the Group incurred other expenses of €4.0 million and €1.7 million respectively (€1.3 million and €0.6 million in the prior-year periods) and recorded income of €1.2 million in the first half and €0.8 million in the second quarter of 2011 (€0.7 million and €0.5 million in the prior-year periods) from the sales of finished goods to other related parties and other income of €0.1 million for both periods under review (€0.5 million and €0.4 million in the prior-year periods). As at 1 July 2011, the Group owed €24.2 million (€5.8 million as at 31 December 2010) to, and was owed €1.6 million (€3.1 million as at 31 December 2010) by other related parties.

There were no transactions between Coca-Cola Hellenic and the directors and senior management except for remuneration for the period ended 1 July 2011.

There were no other significant transactions with related parties for the period ended 1 July 2011.

17.          Disposal / acquisition of subsidiaries.

In February 2011, we sold all our interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.6 million. The disposal resulted in the Group derecognising €10.6 million of goodwill and €21.5 million of assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8 million in the Group’s established segment.

On 20 April 2011, the Group, along with TCCC, acquired through Multon ZAO, the Russian juice business, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE (“Vlanpak”), a fruit juice and nectar producer in Belarus. Our share of the acquisition consideration was €4.0 million including an assumption of debt of €1.5 million. At this stage, the acquisition has resulted in the Group recording of intangible assets of €3.0 million. The fair values of assets acquired and liabilities assumed are preliminary and pending finalization.

18.          Subsequent events

On 15 July 2011, the Group repaid a total of €314.3 million in principal and interest regarding the outstanding notes of one of its publicly traded Euro bonds.

INFORMATION PURSUANT TO ARTICLE 4 PARA. 2 F OF LAW 3401/2005 REGARDING THE ADMISSION FOR LISTING OF SHARES OF THE COMPANY PURSUANT TO STOCK OPTION PLANS FOR THE COMPANY’S EMPLOYEES AND FOR THE EMPLOYEES OF ITS AFFILIATED COMPANIES

Maroussi, 24 August 2011 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”), makes this announcement in connection with the exercise in August 2011 of Stock Options by employees (and former employees) of the Company and its affiliated companies pursuant to Stock Option Plans approved by General Meetings of the Company. The announcement contains the exercise prices and the number of shares that were granted and will be listed on the Athens Exchange upon application by the Company.

1.             The offering was made to 68 employees of the Company (48 of which are former employees or employees of the Company’s foreign affiliates). Out of those employees, 5 persons (all of them former employees or employees of the Company’s foreign affiliates) exercised Stock Options by written notice to the Company’s Board of Directors. The offering was made with respect to an aggregate of 4,617,691 new ordinary shares of the Company, of a nominal value of € 1.50 each, out of which 28,749 Options were actually exercised and an equal number of shares were issued.

2.             The total number of Stock Options that have been granted by the Board of Directors to this date, as authorised by the General Meeting of shareholders, amounts to 18,946,711. Out of these Options, 8,359,768 are currently in force (i.e. they have neither been exercised nor forfeited), of which 4,588,942 Options have already vested and the others will vest in stages until June 23, 2021.

3.             The exercise price of the new shares is as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the 2009 capital return*		Adjusted exercise price in EUR following the 2011 capital return*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	12,08		8,05		6,55		6,05		0	0.00
2.	22.11.2001	13.12.2001	14,53		9,69		8,19		7,69		28,749	221,079.81
3.	06.06.2003	23.06.2003	12,95		8,63		7,13		6,63		0	0.00
4.	06.06.2003	15.12.2003	16,76	**	11,17		9,67		9,17		0	0.00
5.	06.06.2003	03.12.2004	18,63	**	12,42		10,92		10,42		0	0.00
6.	17.06.2005	02.12.2005	23,30	**	15,53		14,03		13,53		0	0.00
7.	17.06.2005	21.03.2006	24,85	**	16,57		15,07		14,57		0	0.00
8.	17.06.2005	23.06.2006	23,02	**	15,35		13,85		13,35		0	0.00
9.	17.06.2005	13.12.2006	28,06	**	18,71		17,21		16,71		0	0.00
10.	17.06.2005	13.12.2007	—		28,75	**	27,25		26,75		0	0.00
11.	17.06.2005	20.06.2008	—		24,54	**	23,04		22,54		0	0.00
12.	17.06.2005	11.12.2008	—		11,36	**	9,86		9,36		0	0.00
13.	18.06.2009	10.12.2009	—		—		16,54	***	16,04		0	0.00
14.	18.06.2009	18.03.2010	—		—		20,00	***	19,50		0	0.00
15.	18.06.2009	09.12.2010	—		—		20,15	***	19,65		0	0.00
16.	18.06.2009	16.03.2011	—		—		19,37	***	18,87		0	0.00
17.	18.06.2009	24.06.2011	—		—		—		18,50	***	0	0.00
Total:											28,749	221,079.81

(*) The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans adjusted further as a consequence of the decision of the Extraordinary General Meeting of the Company dated 16.10.2009 and the decision of the Annual General Meeting of the Company dated 06.05.2011 to return capital to its shareholders.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the Options.

(***) Denotes that such exercise price was equal to the closing price of the Company’s share on the Athens Exchange on the Grant Date.

4.             The payment of the share capital increase of the Company was completed on August 8, 2011 and was certified by virtue of a decision of the Company’s Board of Directors dated August 10, 2011. The Ministry of Development, Competitiveness and Shipping proceeded to the registration of the share capital increase and the certification of its payment with the Companies Registry pursuant to its announcement number K2-7300/18.8.2011.

5.             As a result of the exercise of the afore-mentioned Options, the share capital of the Company was increased by € 43,123.50 whereas the share premium account was increased by € 177,956.31. As a result, the share capital of the Company amounts to € 549,812,542.50 and is divided into 366,541,695 ordinary shares of a nominal value of € 1.50 each.

6.             The Company will proceed to all necessary actions required by law in order to effect the listing of the new shares on the Athens Stock Exchange.

The person responsible for the accuracy of the information related to the Stock Option Plan is Mr. Vassilis Fragoulis, Group Rewards Manager, tel.: +30 210 61 83 312. Interested parties may obtain a copy of this document from the Company’s registered seat (9 Fragoklissias Street, Maroussi) and in electronic form from the Company’s website (www.coca-colahellenic.com), as well as on the website of the Athens Exchange www.ase.gr.

INQUIRIES:

Company contacts:
Coca-Cola Hellenic
Oya Gur	Tel: +30 210 61 83 255
Director Investor Relations	email: oya.gur@cchellenic.com

For elements of the Stock Option Plan

Vassilis Fragoulis	Tel: +30 210 61 83 312
Group Rewards Manager	email: vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces trading date of new ordinary shares resulting from exercise of Stock Options

Maroussi, Greece — 1 September 2011 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”) announces that as of 5 September 2011, a total of 28,749 new ordinary shares will commence trading on the Athens Exchange. The new shares have been issued as a result of an increase in the share capital of Coca-Cola Hellenic amounting to € 43,123.50 following the exercise of stock options by employees of Coca-Cola Hellenic and of its affiliated companies.

The share capital of the Company now amounts to € 549,812,542.50 divided into 366,541,695 shares with a nominal value of € 1.50 each.

The new 28,749 shares have been distributed to a total of 5 Option holders as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the 2009 capital return*		Adjusted exercise price in EUR following the 2011 capital return*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	12,08		8,05		6,55		6,05		0	0.00
2.	22.11.2001	13.12.2001	14,53		9,69		8,19		7,69		28,749	221,079.81
3.	06.06.2003	23.06.2003	12,95		8,63		7,13		6,63		0	0.00
4.	06.06.2003	15.12.2003	16,76	**	11,17		9,67		9,17		0	0.00
5.	06.06.2003	03.12.2004	18,63	**	12,42		10,92		10,42		0	0.00
6.	17.06.2005	02.12.2005	23,30	**	15,53		14,03		13,53		0	0.00
7.	17.06.2005	21.03.2006	24,85	**	16,57		15,07		14,57		0	0.00
8.	17.06.2005	23.06.2006	23,02	**	15,35		13,85		13,35		0	0.00
9.	17.06.2005	13.12.2006	28,06	**	18,71		17,21		16,71		0	0.00
10.	17.06.2005	13.12.2007	—		28,75	**	27,25		26,75		0	0.00
11.	17.06.2005	20.06.2008	—		24,54	**	23,04		22,54		0	0.00
12.	17.06.2005	11.12.2008	—		11,36	**	9,86		9,36		0	0.00
13.	18.06.2009	10.12.2009	—		—		16,54	***	16,04		0	0.00
14.	18.06.2009	18.03.2010	—		—		20,00	***	19,50		0	0.00
15.	18.06.2009	09.12.2010	—		—		20,15	***	19,65		0	0.00
16.	18.06.2009	16.03.2011	—		—		19,37	***	18,87		0	0.00
17.	18.06.2009	24.06.2011	—		—		—		18,50	***	0	0.00
Total:											28,749	221,079.81

(*) The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans adjusted further as a consequence of the decision of the Extraordinary General Meeting of the Company dated 16.10.2009 and the decision of the Annual General Meeting of the Company dated 06.05.2011 to return capital to its shareholders.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

(***) Denotes that such exercise price was equal to the closing price of the Company’s share on the Athens Exchange on the Grant Date.

The Board of Directors approved the share capital increase, which does not constitute an amendment of the Company’s Articles of Association, on August 10, 2011, in accordance with the resolutions of the General Meetings listed above. The Ministry of Development, Competitiveness and Shipping approved and registered the share capital increase with the Registry of Societes Anonymes pursuant to its announcement no. K2-7300/18.8.2011.

The Board of Directors of the Athens Exchange approved on 31 August 2011 the commencement of trading of the 28,749 new ordinary shares of the Company.

The Board of Directors of the Company has resolved that trading of the above new shares on the Athens Exchange will commence on 5 September 2011. The new shares will be credited to the securities accounts (SAT accounts) of the beneficial shareholders before such date. The opening price of the Company’s shares on the above date will be determined in accordance with the Regulation of the Athens Exchange.

Information pursuant to article 4 para. 2f of Law 3401/2005 is available at the offices of the Company at Maroussi, Attiki (9 Fragoklissias Street), and in electronic form on the website of the Company www.coca-colahellenic.com,as well as on the website of Athens Exchange www.ase.gr

INQUIRIES:
Company contacts:
Coca-Cola Hellenic
Oya Gur	Tel: +30 210 61 83 255
Investor Relations Director	email: oya.gur@cchellenic.com

FOR ELEMENTS OF THE STOCK OPTION PLAN
Vassilis Fragoulis	Tel: +30 210 61 83 312
Group Rewards Manager	email: vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date: 30 September, 2011